Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of Saban Capital Acquisition Corp.:

We consent to the use of our report dated August 22, 2016 with respect to the accompanying balance sheet of Saban Capital Acquisition Corp. and the related statements of operations, changes in shareholder’s deficit, and cash flows for the period from March 15, 2016 (Inception) through July 31, 2016, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated August 22, 2016 contains an explanatory paragraph that states that the Company has incurred a loss from operations and has a shareholder’s deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Los Angeles, California

August 22, 2016